Exhibit (b)(1)

Execution Version

CONFIDENTIAL

ARES CAPITAL MANAGEMENT LLC

245 Park Avenue, 44th Floor

New York, NY 10167

December 7, 2024

Crown Laboratories Holdings, Inc.

c/o Hildred Capital Management, LLC

745 Fifth Avenue

Suite 801

New York, NY 10151

Crown Laboratories, Inc.

c/o Hildred Capital Management, LLC

745 Fifth Avenue

Suite 801

New York, NY 10151

Project Reba

Amended and Restated Commitment Letter

Ladies and Gentlemen:

Reference is made to the Commitment Letter (the “Initial Commitment Letter”), dated as of August 11, 2024, by and among Crown Laboratories Holdings, Inc., a Delaware corporation (the “Parent”) and Crown Laboratories, Inc., a Delaware corporation (“Crown Laboratories” and, together with Parent, “you”) and Ares Capital Management LLC (solely in its capacity as manager to one or more funds and managed accounts) (“Ares Capital”, and, together with any other Commitment Parties that may become a party hereto in connection with the syndication process described below, the “Commitment Parties,” “us” or “we”). The Initial Commitment Letter is hereby amended and restated and superseded in its entirety as follows.

You have advised the Commitment Parties that you intend to acquire, directly or indirectly, the Target (as defined on Exhibit A hereto) and its subsidiaries and consummate the other transactions described on Exhibit A hereto. Capitalized terms used, but not otherwise defined herein, are used with the meanings assigned to such terms in the Exhibits hereto.

1. Commitments.

In connection with the Transactions contemplated hereby, (a) Ares Capital (the “Initial First Lien Lender” and, together with any other Initial First Lien Lenders that may become a party hereto in connection with the syndication process described below, collectively, the “Initial First Lien Lenders”) hereby commits to provide 100% of the entire principal amount of the First Lien Term Facility (and hereby commits to provide any increase to or differing amounts of the First Lien Term Facility required as a result of the exercise of the interest rate flex provisions of the A&R Fee Letter (as defined below)), (b) Ares Capital (the “Initial Second Lien Lender” and, together with the Initial First Lien Lenders, each, an “Initial Lender” and, collectively, the “Initial Lenders”)

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hereby commits to provide 100% of the entire principal amount of the Second Lien Term Facility, in each case, (i) upon the terms set forth or referred to in this letter, the Transaction Summary attached as Exhibit A hereto and the Summary of Terms and Conditions attached as Exhibit B hereto and (ii) the funding of which is subject only to the conditions expressly set forth on Exhibit C hereto (such Exhibits A through C, including the annexes thereto, the “Term Sheets” and together with this letter, collectively, this “A&R Commitment Letter”). Commitments hereunder shall be several and not joint or joint and several.

2. Titles and Roles.

It is agreed that:

(a)	Ares Capital will act as lead arranger and bookrunner for the First Lien Term Facility (acting in such capacities, the “First Lien Lead Arranger”);

(b)

Ares Capital Corporation (“ARCC”) (or an affiliate, designee or sub-agent designated by it) will act as sole administrative agent and as sole collateral agent for the First Lien Term Facility (the “First Lien Agent”);

(c)

Ares Capital, will act as lead arranger and bookrunner for the Second Lien Term Facility (acting in such capacities, the “Second Lien Lead Arranger” and together with the First Lien Lead Arranger, the “Lead Arrangers”); and

(d)

ARCC (or an affiliate, designee or sub-agent designated by it) will act as sole administrative agent and as sole collateral agent for the Second Lien Term Facility (the “Second Lien Agent” and, together with the First Lien Agent, the “Agents”).

No other titles will be awarded and no compensation (other than that expressly contemplated in this A&R Commitment Letter and the Amended and Restated Fee Letter, dated the date hereof, delivered in connection herewith (the “A&R Fee Letter”)) will be paid in order to obtain any commitments with respect to the Credit Facilities unless you and we shall so reasonably agree). Ares Capital will have “left” placement in any marketing materials or other documentation used in connection with the First Lien Term Facility and Second Lien Credit Facility, as applicable, and shall hold the responsibilities conventionally associated with such placement.

3. Syndication.

The Lead Arrangers intend to syndicate the Initial First Lien Term Facility to a group of lenders identified by us in consultation with you and acceptable to you, such consent not to be unreasonably withheld or delayed (such lenders, together with the Initial Lenders, the “Lenders”); it being understood that we will not syndicate to any Disqualified Institutions (as defined below). “Disqualified Institution” means (a) any person identified by name in writing to the Lead Arrangers on or prior to August 11, 2024, (b) any other person identified in writing to the Lead Arrangers after August 11, 2024 to the extent such person is or becomes a competitor or is or becomes an affiliate of a competitor of you, your subsidiaries, the Target or the Target’s subsidiaries, which designations shall be in the form of a list provided to the Agents, the Commitment Parties and the Lenders, but which designations shall not apply retroactively to disqualify any persons that have previously validly acquired an assignment or participation interest in the Loans and (c) any affiliate of any person referred to in clause (a) or (b) above, so long as such affiliate is identified in writing by you from time to time or such affiliate is reasonably identifiable solely on the basis of its name, but which designations shall not apply retroactively to disqualify any persons that have previously validly acquired an assignment or participation interest in the Loans; provided that a “competitor” or an affiliate of a competitor shall not include any bona fide debt fund or investment vehicle (other than any person referred to in clause (a) above) that is engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of business which is managed, sponsored or advised by any person controlling, controlled by or under common control with such competitor or affiliate thereof, as applicable, and for which no personnel involved with the investment of such competitor or affiliate thereof, as applicable, makes any investment decisions relating to the Target, Parent or the

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Borrower or any entity that forms a part of the Target’s, Parent’s or the Borrower’s business (including subsidiaries of the Target, Parent or the Borrower). Notwithstanding any other provision of this A&R Commitment Letter to the contrary and notwithstanding any syndication, assignment or other transfer by any Initial Lender, other than upon the joinder of such assignee or transferee as an Initial Lender and Commitment Party (as you and we may reasonably agree to do), in respect of the amount allocated to such assignee or transferee, (a) no Initial Lender shall be relieved, released or novated from its obligations hereunder (including its obligation to fund its applicable percentage of the Credit Facilities on the Closing Date) in connection with any syndication, assignment or other transfer until after the funding of the Credit Facilities on the Closing Date, (b) no syndication, assignment, novation or other transfer shall become effective with respect to all or any portion of the Initial Lenders’ commitments in respect of the Credit Facilities until the initial funding of the Credit Facilities on the Closing Date has occurred, and (c) each Initial Lender shall retain exclusive control over all rights and obligations with respect to its commitments in respect of the Credit Facilities and this A&R Commitment Letter, including all rights with respect to consents, waivers, modifications, supplements and amendments, until after the funding of the Credit Facilities on the Closing Date has occurred. The Lead Arrangers intend to commence syndication efforts promptly and from the date of your acceptance of this A&R Commitment Letter until the earlier to occur of (x) a Successful Syndication (as defined in the A&R Fee Letter) and (y) the date that is 90 days after the Closing Date (such period, the “Syndication Period”), you agree to actively assist (and, subject to the limitations on your rights as set forth in the A&R Acquisition Agreement, to use your commercially reasonable efforts to cause the Target and its subsidiaries to assist) the Lead Arrangers in seeking to complete a syndication reasonably satisfactory to the Lead Arrangers and you. Such assistance shall include (a) using your commercially reasonable efforts to ensure that the syndication efforts benefit from your existing banking relationships and, to the extent appropriate and reasonable, those of the Sponsor and the Target and its subsidiaries (with respect to the Target and its subsidiaries, subject to the limitations on your rights as set forth in the A&R Acquisition Agreement), (b) facilitating direct in person (subject to the limitations in this clause (b)) and telephonic contact between appropriate members of senior management of the Borrower and the Sponsor, on the one hand, and the proposed Lenders, on the other hand (and using your commercially reasonable efforts to ensure such contact between non-legal advisors of the Borrower and appropriate members of senior management of the Target and its subsidiaries, on the one hand, and the proposed Lenders, on the other hand, subject to the limitations on your rights set forth in the A&R Acquisition Agreement), in all cases at times and locations to be mutually agreed upon (provided, that only one such in person meeting with such proposed Lenders shall be required, to the extent requested by the Lead Arrangers), (c) your and the Sponsor’s assistance (and using your commercially reasonable efforts to cause the Target and its subsidiaries to assist) in the preparation of a customary confidential information memorandum customary for this type of transaction (the “Confidential Information Memorandum”) and other customary marketing materials to be used in connection with the syndication of the Credit Facilities, subject to the limitations on your rights to request information concerning the Target and its subsidiaries as set forth in the A&R Acquisition Agreement and limited in the case of financial statements to the financial statements specified in paragraph 7 of Exhibit C and customary pro forma financials and (d) during the Syndication Period (and, if later, until the Closing Date), your ensuring that there is no competing issuance or incurrence of debt for borrowed money by or on behalf of Parent, the Borrower or its subsidiaries and your using commercially reasonable efforts to ensure that there are no competing issuances or incurrences of debt for borrowed money by and on behalf of the Target or its subsidiaries announced, offered, placed or arranged (other than the Credit Facilities, the ABL Facility and any debt permitted to be incurred or remain outstanding under the A&R Acquisition Agreement), in each case that could reasonably be expected to materially impair the syndication of the Credit Facilities. Notwithstanding anything to the contrary contained in this A&R Commitment Letter or the A&R Fee Letter, neither the commencement nor the completion of the syndication of the Credit Facilities, nor the completion of a Confidential Information Memorandum or other marketing materials, nor compliance with any other provision set forth in this A&R Commitment Letter (other than the conditions expressly set forth on Exhibit C hereto), shall constitute a condition precedent to the availability and initial funding of the Credit Facilities on the Closing Date. The Lead Arrangers, in their capacity as such, will manage, in consultation with you (and subject to your consent rights set forth in the first paragraph of this Section 3), all aspects of the syndication, including decisions as to the selection of prospective Lenders to be approached (which may not be Disqualified Institutions) and when they will be approached, when the

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Lenders’ commitments will be accepted, which Lenders will participate, the allocation of the commitments among the Lenders and the amount and distribution of fees and closing payments among the Lenders. Notwithstanding anything herein to the contrary, the only financial statements and other financial information that shall be required to be provided in connection with the syndication of the Credit Facilities shall be those required to be delivered pursuant to paragraph 7 of Exhibit C.

You acknowledge that the Lead Arrangers will make available an information package and presentation to the proposed syndicate of Lenders by posting the information package and presentation on IntraLinks, SyndTrak or another similar electronic system.

4. Information.

You hereby represent and warrant that (to your knowledge with respect to the Target and its subsidiaries) (a) all written information concerning you and your subsidiaries and the Target and its subsidiaries, other than any projections, any forward-looking information and information of a general economic or industry-specific nature, that has been or will be made available to any of us by you, the Sponsor (as defined in Exhibit A) or any of your and their respective representatives on your behalf in connection with the transactions contemplated hereby (the “Information”), when taken as a whole, is correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made (after giving effect to all supplements and updates thereto from time to time) and (b) the Projections have been, or will be, prepared in good faith based upon assumptions believed by you to be reasonable at the time furnished (it being recognized by the Commitment Parties that such Projections are not to be viewed as facts and are subject to significant uncertainties and contingencies many of which are beyond your control, that no assurance can be given that any particular financial projections will be realized, that actual results may differ from projected results and that such differences may be material). You agree that if, at any time prior to the later of the expiration of the Syndication Period and the Closing Date, you become aware that any of the representations in the preceding sentence would be incorrect in any material respect if the Information or the Projections were being furnished and such representations were being made at such time, you will (or with respect to Information and Projections concerning the Target and its subsidiaries, you will, subject to any applicable limitations on your rights as set forth in the A&R Acquisition Agreement, use commercially reasonable efforts to) promptly supplement the Information and the Projections so that (to your knowledge with respect to the Target and its subsidiaries) the representations in the preceding sentence remain true in all material respects, it being understand in each case that such supplementation shall cure any such breach of such representations and warranties. The Commitment Parties acknowledge that the Information and Projections delivered in connection with the entry into this A&R Commitment Letter have supplemented and/or replaced those delivered in connection with the Initial Commitment Letter. You understand that in arranging and syndicating the First Lien Term Facility we may use and rely on the Information and Projections without independent verification thereof, and we do not assume responsibility for the accuracy and completeness of the Information or the Projections. Notwithstanding anything to the contrary contained in this A&R Commitment Letter or the A&R Fee Letter, none of the making of any representation under this Section 4, the making of any supplementation thereof or the accuracy of any such representation shall constitute a condition precedent to the availability and initial funding of the Credit Facilities on the Closing Date.

5. A&R Fee Letter.

As consideration for the commitments and agreements of the Commitment Parties hereunder, you agree to pay or cause to be paid the fees and closing payments described in the A&R Fee Letter on the terms and subject to the conditions (including as to timing and amount) set forth therein.

6. Certain Funds Provision.

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Notwithstanding anything in this A&R Commitment Letter, the A&R Fee Letter, the Credit Documentation or any other letter agreement or other undertaking concerning the financing of the transactions contemplated hereby to the contrary, (a) the only representations, the making or accuracy of which shall be a condition to the availability and initial funding of the Credit Facilities on the Closing Date, shall be (i) such of the representations made by or on behalf of the Target, its subsidiaries or their respective businesses in the A&R Acquisition Agreement as are material to the interests of the Lenders (in their capacities as such), but only to the extent that you or your applicable affiliates have the right to terminate your (or their) obligations under the A&R Acquisition Agreement or to decline to consummate the Acquisition, in each case, as a result of a breach of such representations in the A&R Acquisition Agreement (to such extent, the “Specified Acquisition Agreement Representations”) and (ii) the Specified Representations (as defined below), (b) the terms of the Credit Documentation (including the Intercreditor Agreements (as defined in the Term Sheet) and any closing deliverables) shall be in a form such that they do not impair the availability or the initial funding of the Credit Facilities on the Closing Date if the conditions expressly set forth on Exhibit C hereto are satisfied or waived by the Lead Arrangers, it being understood that, to the extent any Collateral (including the creation or perfection of any security interest) is not or cannot be provided and/or perfected on the Closing Date (other than, to the extent required under the Term Sheets, (i) a lien on Collateral that may be perfected by the filing of a financing statement under the Uniform Commercial Code and (ii) a pledge of the equity interests of the Borrowers and the Subsidiary Guarantors organized under the laws of the United States with respect to which a lien may be perfected by the delivery of a physical stock or equivalent certificate (together with a stock power or similar instrument of transfer endorsed in blank) to the extent, in the case of Subsidiary Guarantors that are subsidiaries of the Target, received from the Target, on or prior to the Closing Date, after your use of commercially reasonable efforts to do so without undue burden or expense) after your use of commercially reasonable efforts to do so without undue burden or expense, then the provision and/or perfection of such Collateral shall not constitute a condition precedent to the availability and initial funding of the Credit Facilities on the Closing Date, but may instead be delivered and/or perfected within 90 days (or such longer period as the First Lien Agent may reasonably agree in its discretion; it being understood and agreed that any such extensions shall be deemed granted and agreed to by the Second Lien Agent and the Second Lien Lenders) after the Closing Date pursuant to arrangements to be mutually agreed by the parties hereto acting reasonably and (c) the only conditions (express or implied) to the availability of the Credit Facilities on the Closing Date are those expressly set forth on Exhibit C hereto, and such conditions shall be subject in all respects to the provisions of this Section 6. For purposes hereof, “Specified Representations” means the representations and warranties set forth in the Credit Documentation relating to: organizational existence of the Loan Parties; organizational power and authority (as it relates to due authorization, execution, delivery and performance of the Credit Documentation) of the Loan Parties; due authorization, execution and delivery of the relevant Credit Documentation by the Loan Parties and enforceability, in each case, as it relates to the entering into and performance of the relevant Credit Documentation against the Loan Parties; solvency, as of the Closing Date (after giving effect to the Transactions), of the Parent and its subsidiaries taken as a whole (in form and scope consistent with the solvency certificate to be delivered pursuant to paragraph 1(b) of Exhibit C hereto); no conflicts of the Credit Documentation with the charter documents of the Loan Parties as it relates to the entering into and performance of the Credit Documentation; Federal Reserve margin regulations (solely as they relate to the use of proceeds on the Closing Date); the Investment Company Act; the PATRIOT Act; use of proceeds not violating OFAC, FCPA and other applicable anti-corruption and anti-terrorism laws and laws relating to sanctioned persons to the extent specifically applicable to the Borrowers and the Subsidiary Guarantors; and the creation, validity, perfection and priority of security interests in the Collateral (subject in all respects to security interests and liens permitted under the Credit Documentation and to the foregoing provisions of this Section 6). To the extent any of the Specified Representations as to the Target, any of its subsidiaries or any of their respective businesses are qualified by or subject to “material adverse effect”, the definition shall be “Company Material Adverse Effect” (as such term is defined in the A&R Acquisition Agreement), for purposes of any representations and warranties made or to be made on, or as of, the Closing Date (or a date prior thereto). For the avoidance of doubt, in no event shall the Target or any of its subsidiaries be required to execute any Credit Documentation, or any other document or instruments, prior to, or that become effective prior to, the consummation of the Acquisition and the funding of

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the Credit Facilities. This Section 6, and the provisions contained herein, shall be referred to as the “Certain Funds Provision.”

7. Indemnification; Expenses.

You agree (a) to indemnify and hold harmless each of the Commitment Parties, their respective affiliates and controlling persons and their respective directors, officers, employees, partners, agents, advisors and other representatives and the successors and assigns of each of the foregoing (each, an “indemnified person”) from and against any and all losses, claims, damages and liabilities of any kind or nature and reasonable and documented fees and out-of-pocket expenses, joint or several, to which any such indemnified person may become subject arising out of or in connection with the Initial Commitment Letter, the Fee Letter (as defined in the A&R Fee Letter, the “Fee Letter”), this A&R Commitment Letter, the A&R Fee Letter, the Credit Facilities, the use of the proceeds thereof and the Acquisition and the Transactions (including any transactions contemplated hereby), or any claim, litigation, inquiry, investigation or proceeding relating to any of the foregoing (a “Proceeding”), regardless of whether any indemnified person is a party thereto or whether such Proceeding is brought by you, your equity holders, any of your affiliates, creditors or any third party, and to reimburse each indemnified person within 30 days following written demand therefor (together with reasonable backup documentation supporting such reimbursement request) for any reasonable and documented legal or other out-of-pocket expenses incurred in connection with investigating or defending any of the foregoing (but limited, in the case of legal fees and expenses, to one external counsel to such indemnified persons taken as a whole and, solely in the case of an actual or potential conflict of interest, one additional counsel to all affected indemnified persons, taken as a whole (and, if reasonably necessary, of one local counsel in any relevant jurisdiction to all such persons, taken as a whole and, solely in the case of an actual or potential conflict of interest, one additional local counsel to all affected indemnified persons, taken as a whole, in each such relevant jurisdiction)); provided that the foregoing indemnity will not, as to any indemnified person, apply to losses, claims, damages, liabilities or related expenses to the extent they arise from (i) the willful misconduct, bad faith or gross negligence of, or material breach of this A&R Commitment Letter, the A&R Fee Letter or the Credit Documentation by, such indemnified person (or any of its Related Parties (as defined below)), in each case, as determined by a final non-appealable judgment of a court of competent jurisdiction or (ii) any disputes solely among indemnified persons and not arising out of any act or omission of you, any of your or its affiliates (other than any Proceeding against any indemnified person solely in its capacity or in fulfilling its role as an Agent or Lead Arranger or similar role under any Credit Facility) and (b) if the Closing Date occurs, to reimburse each Commitment Party on the Closing Date (to the extent an invoice therefor is received by the Invoice Date) or, if invoiced after the Invoice Date, within 30 days, for all reasonable and documented out-of-pocket expenses (including due diligence expenses, applicable syndication expenses and travel expenses, but limited, in the case of legal fees and expenses, to the reasonable fees, charges and disbursements of (i) one external counsel to the First Lien Agent, the First Lien Lead Arrangers and the Initial First Lien Lenders, taken as a whole, and (ii) one external counsel to each of the Second Lien Agent, the Second Lien Lead Arranger and the Initial Second Lien Lender, taken as a whole (and, if reasonably necessary, of one local counsel in any relevant jurisdiction to each such person or persons described in clause (i) or (ii)), incurred in connection with each of the Credit Facilities and any related documentation (including the Initial Commitment Letter, the Fee Letter, this A&R Commitment Letter, the A&R Fee Letter and the Credit Documentation). No indemnified person or any other party hereto shall be liable for any damages arising from the use by any person of Information or other materials obtained through electronic, telecommunications or other information transmission systems, except to the extent any such damages arise from the gross negligence, bad faith or willful misconduct of, or material breach of the Initial Commitment Letter, the Fee Letter, this A&R Commitment Letter, the A&R Fee Letter or the Credit Documentation by such indemnified person (or any of its Related Parties), in each case, as determined by a final non-appealable judgment of a court of competent jurisdiction. None of the indemnified persons, you, the Investors, the Target or any of your or their respective affiliates or the respective directors, officers, employees, agents, advisors or other representatives of any of the foregoing shall be liable for any special, indirect, consequential or punitive damages in connection with the Initial Commitment Letter, the Fee Letter, this A&R Commitment Letter, the A&R Fee Letter or the Credit Facilities (including the use or intended use of the proceeds of the Credit Facilities) or the transactions

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contemplated hereby; provided that nothing contained in this sentence shall limit your indemnification obligations to the extent set forth herein to the extent such special, indirect, consequential or punitive damages are included in any third party claim in connection with which such indemnified person is entitled to indemnification hereunder. You shall not be liable for any settlement of any Proceeding effected by any indemnified person without your consent (which consent shall not be unreasonably withheld, conditioned or delayed), but if settled with your written consent, or if there is a final non-appealable judgment of a court of competent jurisdiction against an indemnified person in any such Proceeding, you agree to indemnify and hold harmless such indemnified person in the manner set forth above. You shall not, without the prior written consent of the affected indemnified person (which consent shall not be unreasonably withheld, conditioned or delayed), effect any settlement of any pending or threatened Proceeding against such indemnified person in respect of which indemnity could have been sought hereunder by such indemnified person unless such settlement (a) includes an unconditional release of such indemnified person from all liability or claims that are the subject matter of such Proceeding and (b) does not include any statement as to any admission of fault, failure to act or culpability. Notwithstanding the foregoing, each indemnified person shall be obligated to refund or return any and all amounts paid by you under this Section 7 to such indemnified person for any losses, claims, damages, liabilities and expenses to the extent such indemnified person is not entitled to payment of such amounts in accordance with the terms hereof as determined by a court of competent jurisdiction in a final non-appealable judgment. For purposes hereof, “Related Party” and “Related Parties” of an indemnified person mean (a) any controlling person or controlled affiliate of such indemnified person, (b) the respective directors, officers or employees of such indemnified person or any of its controlling persons or controlled affiliates and (c) the respective agents or representatives of such indemnified person or any of its controlling persons or controlled affiliates, in the case of this clause (c), acting on behalf of, or at the express instructions of, such indemnified person, controlling person or such controlled affiliate.

8. Sharing of Information; Absence of Fiduciary Relationship.

Each Commitment Party, together with its respective affiliates, is a full service financial firm and as such from time to time may (a) effect transactions for its own account or the account of customers, and hold long or short positions in debt or equity securities or loans of companies that may be the subject of the transactions contemplated hereby or (b) provide debt financing, equity capital, investment banking, financial advisory services, securities trading, hedging, financing and brokerage activities and financial planning and benefits counseling to other companies in respect of which you, the Sponsor or the Target and your and their respective Subsidiaries may have conflicting interests. In addition, consistent with the Commitment Parties’ policy to hold in confidence the affairs of its customers, the Commitment Parties will not, except as permitted by Section 9 below, furnish information obtained in connection with the Acquisition and the related transactions or otherwise with respect to the Target and its subsidiaries and their respective businesses (including any information obtained by them based on a review of the books and records relating to you or the Target or any of your or their respective subsidiaries or affiliates) to any of their other clients (or to clients of their affiliates), if any, or in connection with the performance by the Commitment Parties and their respective affiliates of services for their other clients (or for clients of their affiliates), if any. You also acknowledge that the Commitment Parties and their respective affiliates have no obligation to use in connection with the transactions contemplated hereby, or to furnish to you, confidential information obtained from other companies or other persons. You acknowledge and agree that (a)(i) the arranging and other services described herein regarding the Credit Facilities are arm’s-length transactions between you and your affiliates, on the one hand, and the Commitment Parties, on the other hand, that do not directly or indirectly give rise to, nor do you rely on, any fiduciary duty on the part of the Commitment Parties, (ii) you have consulted your own legal, accounting, regulatory and tax advisors to the extent you have deemed appropriate and you are not relying on the Commitment Parties for such advice and (iii) you are capable of evaluating, and understand and accept, the terms, risks and conditions of the transactions contemplated hereby and (b) in connection with the transactions contemplated hereby, (i) each Commitment Party and its affiliates has been, is and will be acting solely as a principal and, except as otherwise expressly agreed in writing by the relevant parties, has not been, is not and will not be acting as an advisor, agent or fiduciary for you or any of your affiliates and (ii) no Commitment Party nor any Commitment Party’s affiliates

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has any obligation to you or your affiliates, except those obligations expressly set forth in this A&R Commitment Letter and any other agreement with you or any of your affiliates. You agree that you will not assert that any Commitment Party or any of their respective affiliates, as the case may be, have rendered advisory services of any nature or respect, or owe a fiduciary or similar duty to you or your affiliates, in connection with such transaction or the process leading thereto.

The Commitment Parties and their respective affiliates may have economic interests that conflict with those of you or the Target or your or its respective affiliates and may provide financing or other services to parties whose interests’ conflict with yours (and the interests of Target or your or its respective affiliates).

9. Confidentiality.

This A&R Commitment Letter is entered into on the understanding that none of the Initial Commitment Letter, the Fee Letter, this A&R Commitment Letter or the A&R Fee Letter or any of their terms or substance shall be disclosed by you, directly or indirectly, to any other person except (a) your subsidiaries, the Investors (or any prospective Investors) and to your and their respective directors, officers, employees, affiliates, members, partners, stockholders, attorneys, accountants, independent auditors, agents and other advisors and those of the Target and its subsidiaries and the Target itself, in each case, on a confidential basis (provided that, until after the Closing Date, any disclosure of the Fee Letter or the A&R Fee Letter or their contents to the Target or its subsidiaries or their respective directors, officers, employees, affiliates, members, partners, stockholders, attorneys, accountants, independent auditors, agents or other advisors (other than the Investors and their respective directors, officers, employees, affiliates, members, partners, stockholders, attorneys, accountants, independent auditors, agents and other advisors) shall be redacted in a customary manner to be reasonably agreed upon), (b) in any legal, judicial or administrative proceeding or as otherwise required by applicable law, rule or regulation or as requested by any governmental, regulatory or self-regulatory authority (in which case you agree, to the extent permitted by law and reasonably practicable to do so, to inform us promptly in advance thereof), (c) to the extent reasonably necessary or advisable in connection with the exercise of any remedy or enforcement of any right under the Initial Commitment Letter, the Fee Letter, this A&R Commitment Letter and/or the A&R Fee Letter, (d) the Initial Commitment Letter and this A&R Commitment Letter, including the existence and contents of the Initial Commitment Letter and this A&R Commitment Letter (but not the Fee Letter or the A&R Fee Letter or the contents thereof, other than the existence thereof and the aggregate amount of the fees payable thereunder as part of projections, pro forma information and a generic disclosure of aggregate sources and uses to the extent customary in marketing materials and other disclosures and the results of the exercise (if applicable) of the Flex Provisions (as defined in the A&R Fee Letter)) may be disclosed in any syndication or other marketing materials in connection with the Credit Facilities and in any proxy statement or similar public filing related to the Acquisition or in connection with any public filing requirement (including as applicable to the Target), and (e) after your acceptance hereof, the Term Sheets, including the existence and contents thereof (but not the Fee Letter or the A&R Fee Letter) may be disclosed (in consultation with the Lead Arrangers) to any Lenders or participants or prospective Lenders or prospective participants and, in each case, their directors (or equivalent managers), officers, employees, affiliates, independent auditors or other experts and advisors on a confidential basis. The foregoing restrictions shall cease to apply in respect of the existence and contents of the Initial Commitment Letter and this A&R Commitment Letter (but not in respect of the Fee Letter or A&R Fee Letter and their contents) on the second anniversary of the earlier of the Closing Date and the date of termination of this A&R Commitment Letter in accordance with its terms.

The Commitment Parties shall use all information received by them in connection with the Acquisition and the related transactions (including any information obtained by them based on a review of the books and records relating to you or the Target or any of your or their respective subsidiaries or affiliates) solely for the purposes of providing the services that are the subject of the Initial Commitment Letter and this A&R Commitment Letter and shall treat confidentially all such information and the terms and contents of the Initial Commitment Letter, the Fee Letter, this A&R Commitment Letter, the A&R Fee Letter and the Credit Documentation and shall not publish, disclose or otherwise divulge such information; provided, however, that nothing herein shall prevent any

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Commitment Party from disclosing any such information (a) subject to the final proviso of this sentence, to any financing sources or prospective financing sources or Lenders or participants or prospective Lenders or participants (in each case, other than a Disqualified Institution unless you otherwise consent in writing in your sole and absolute discretion, (b) to the extent compelled by any legal, judicial or administrative proceedings, in any such legal, judicial or administrative proceedings or otherwise as required by applicable law, rule or regulation (in which case such Commitment Party shall, (i) except with respect to any audit or examination conducted by bank accountants or any governmental, regulatory, or self-regulatory authority exercising examination, governmental or regulatory authority, to the extent permitted by law and reasonably practicable to do so, inform you promptly in advance thereof and (ii) use commercially reasonable efforts to ensure that any such information so disclosed is accorded confidential treatment), (c) upon the request or demand of (or as otherwise required by, including, without limitation, in connection with filings, submissions and any other similar documentation required or customary to comply with Securities and Exchange Commission filing requirements) any governmental, regulatory or self-regulatory authority having jurisdiction over such Commitment Party or its affiliates (in which case such Commitment Party shall (i) except with respect to any audit or examination conducted by bank accountants or any governmental, regulatory or self-regulatory authority exercising examination, governmental or regulatory authority, to the extent permitted by law and reasonably practicable to do so, notify you promptly in advance thereof and (ii) use commercially reasonable efforts to ensure that any such information so disclosed is accorded confidential treatment), (d) to the affiliates and the respective directors (or equivalent managers), members, partners, officers, employees, agents, independent auditors, accountants, market data collectors, service providers, attorneys or other experts and advisors (collectively, the “Representatives”) of such Commitment Party and its affiliates on a “need-to-know” basis solely in connection with the transactions contemplated hereby and who are informed of the confidential nature of such information and are or have been advised of their obligation to keep information of this type confidential, (e) to any other Commitment Party or any of its affiliates and their respective Representatives on a “need-to-know” basis solely in connection with the transactions contemplated hereby and who are informed of the confidential nature of such information and are or have been advised of their obligation to keep such information confidential; provided that such Commitment Party shall be responsible for its affiliates’ and their Representatives’ compliance with this paragraph; provided, further, that, unless you otherwise consent, no such disclosure shall be made by the Commitment Parties, their respective affiliates or any of its or their respective Representatives working on the financing contemplated by the Initial Commitment Letter or this A&R Commitment Letter to Disqualified Institutions, (f) to the extent any such information is or becomes publicly available other than by reason of disclosure by such Commitment Party, its affiliates or its or their respective Representatives in breach of the Initial Commitment Letter or this A&R Commitment Letter, (g) to the extent applicable and reasonably necessary or advisable, for purposes of establishing a “due diligence” or similar defense or enforcing its rights under the Initial Commitment Letter, the Fee Letter, this A&R Commitment Letter, the A&R Fee Letter or the Credit Documentation, (h) subject to the final proviso of this sentence, to any direct or indirect contractual counterparty or potential counterparty to any credit default swap or similar derivative product (other than a Disqualified Institution), (i) to the extent any such information is received by such Commitment Party from a third party that is not, to the Commitment Party’s knowledge, subject to confidentiality obligations to you, the Sponsor or the Target, (j) subject to your prior approval of the information to be disclosed, to rating agencies, as applicable, and (k) to the extent independently developed by such Commitment Party or its affiliates based exclusively on information the disclosure of which would not otherwise be restricted by this paragraph; provided, further, that the disclosure of any such information pursuant to clauses (a) and (j) above shall be made subject to the acknowledgment and acceptance by such recipient that such information is being disseminated on a confidential basis (on substantially the terms set forth in this paragraph or as is otherwise reasonably acceptable to you and each Commitment Party, including, without limitation, as set forth in any confidential information memorandum or other marketing materials) in accordance with the standard syndication process of the Lead Arranger or market standards for dissemination of such type of information, which may in any event include “click through” or similar action on the part of the recipient to access such confidential information and acknowledge its confidentiality obligations in respect thereof. Each Commitment Party’s obligations under this paragraph shall automatically terminate and be superseded by the confidentiality

9

provisions in the Credit Documentation upon the execution and delivery thereof and in any event shall terminate on the date that is two years following the date of this A&R Commitment Letter.

10. Miscellaneous.

This A&R Commitment Letter shall not be assignable by any party hereto without the prior written consent of each other party hereto (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto and, to the extent expressly set forth in Section 7 above, the indemnified persons and is not intended to and does not confer any benefits upon, or create any rights in favor of, any person other than the parties hereto and, to the extent expressly set forth in Section 7 above, the indemnified persons. Subject to Section 3 above, the Commitment Parties reserve the right to assign their respective rights and/or obligations to their affiliates or to employ the services of their affiliates in fulfilling their obligations contemplated hereby. Notwithstanding anything to the contrary in this A&R Commitment Letter, the Initial Lenders may assign their respective commitments hereunder, in whole or in part, to any of its affiliates or managed funds or accounts; provided that, (a) the Initial Lenders shall not be relieved or novated from their obligations hereunder (including the obligation to fund the Credit Facilities on the Closing Date, subject to the satisfaction (or waiver by the Lead Arrangers) of all conditions expressly set forth on Exhibit C hereto) in connection with any assignment or participation of the Credit Facilities prior to the Closing Date, including its commitments in respect thereof, until after the funding of the Credit Facilities on the Closing Date, (b) no assignment, transfer or novation by any Initial Lender prior to the funding of the Credit Facilities on the Closing Date shall become effective with respect to all or any portion of such Initial Lender’s commitments in respect of the Credit Facilities until the initial funding of the Credit Facilities on the Closing Date has occurred and (c) such Initial Lender shall retain exclusive control over all rights and obligations with respect to its commitments in respect of the Credit Facilities and this A&R Commitment Letter, including all rights with respect to consents, modifications, supplements, waivers and amendments, until after the funding of the Credit Facilities on the Closing Date has occurred. This A&R Commitment Letter may not be amended or waived except by an instrument in writing signed by you and each Commitment Party. Any provision of this A&R Commitment Letter that provides for, requires or otherwise contemplates any consent, approval, agreement or determination by the Borrowers on or prior to the Closing Date shall be construed as providing for, requiring or otherwise contemplating your consent, approval, agreement or determination. This A&R Commitment Letter may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of which, when taken together, shall constitute one agreement. Any signature to this A&R Commitment Letter may be delivered by facsimile, electronic mail (including “pdf”) or any electronic signature complying with the U.S. federal ESIGN Act of 2000 or the New York Electronic Signature and Records Act or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes to the fullest extent permitted by applicable law. This A&R Commitment Letter and the A&R Fee Letter are the only agreements that have been entered into among us and you with respect to the matters set forth herein and therein relating to the Credit Facilities and set forth the entire understanding of the parties with respect hereto and thereto, and supersede all prior agreements and understandings related to the subject matter hereof.

This A&R Commitment Letter, and any claim, controversy or dispute arising under or related to the Initial Commitment Letter or this A&R Commitment Letter, whether in tort, contract (at law or in equity) or otherwise, shall be governed by, and construed and interpreted in accordance with, the laws of the State of New York without regard to conflict of law principles that would result in the application of any law other than the law of the State of New York; provided, however, that (a) the interpretation of the definition of “Company Material Adverse Effect” (as defined in the A&R Acquisition Agreement) (and whether or not a “Company Material Adverse Effect” (as defined in the A&R Acquisition Agreement) has occurred, including for purposes of the conditions expressly set forth on Exhibit C hereto) or any other term used herein that is defined by reference to the A&R Acquisition Agreement, (b) the determination of the accuracy of any Specified Acquisition Agreement Representations and whether as a result of any inaccuracy thereof you or your applicable affiliates have the right (taking into account any applicable cure provisions) to terminate your (or their) obligations under the A&R

10

Acquisition Agreement or to decline to consummate the Acquisition, in each case, as a result of a breach of such Specified Acquisition Agreement Representations and (c) the determination of whether the Acquisition has been consummated and whether the Acquisition has been consummated in accordance with the terms of the A&R Acquisition Agreement shall, in each case, be governed by, interpreted, construed and enforced in accordance with the laws of the State of Delaware, and any and all claims, controversies and causes of action arising out of or relating to the A&R Acquisition Agreement, whether sounding in contract, tort or statute, shall be governed by the internal laws of the State of Delaware, including its statutes of limitations, without giving effect to any conflict-of-laws or other rules that would result in the application of the laws or statutes of limitations of a different jurisdiction. EACH OF THE PARTIES HERETO IRREVOCABLY AGREES TO WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY SUIT, ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) RELATED TO OR ARISING OUT OF THE ACQUISITION, THE INITIAL COMMITMENT LETTER, THE FEE LETTER, THIS A&R COMMITMENT LETTER, THE A&R FEE LETTER OR THE PERFORMANCE BY US OR ANY OF OUR AFFILIATES OF THE SERVICES CONTEMPLATED HEREBY OR THEREBY.

Each of the parties hereto agrees that each of this A&R Commitment Letter and the A&R Fee Letter is a binding and enforceable agreement with respect to the subject matter herein or therein (including an obligation to negotiate in good faith); it being acknowledged and agreed that the funding of the Credit Facilities is subject to the conditions specified herein, including the execution and delivery of the Credit Documentation by the parties hereto in a manner consistent with this A&R Commitment Letter (including the Documentation Considerations); it being acknowledged and agreed that the commitment provided hereunder is subject only to those conditions expressly set forth on Exhibit C hereto; provided that nothing contained in this A&R Commitment Letter obligates you or any of your affiliates to consummate the Acquisition or to draw down any portion of the Credit Facilities.

Each of the parties hereto irrevocably and unconditionally (a) submits to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan in the City of New York (or any appellate court therefrom) over any suit, action or proceeding arising out of or relating to the Initial Commitment Letter, the Fee Letter, this A&R Commitment Letter or the A&R Fee Letter, (b) agrees that all claims in respect of any such action or proceeding shall be heard and determined in such New York state or, to the extent permitted by law, federal court and (c) agrees that a final judgment in any such action may be enforced in other jurisdictions in any manner provided by law. You and we agree that service of any process, summons, notice or document by registered mail addressed to such person shall be effective service of process against such person for any suit, action or proceeding brought in any such court. Each of the parties hereto hereby irrevocably and unconditionally waives any objection to the laying of venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding has been brought in an inconvenient forum.

Each of the Commitment Parties hereby notifies you that, pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law on October 26, 2001, as amended) (the “PATRIOT Act”) and the requirements of the beneficial ownership certification required by 31 C.F.R. § 1010.230 (the “Beneficial Ownership Regulation”), it is required to obtain, verify and record information that identifies the Borrowers and each Guarantor, which information includes names, addresses, tax identification numbers and other information that will allow each Lender to identify the Borrowers and each Guarantor in accordance with the PATRIOT Act and the Beneficial Ownership Regulation. This notice is given in accordance with the requirements of the PATRIOT Act and is effective for the Commitment Parties and each Lender.

The A&R Fee Letter and the indemnification, confidentiality, jurisdiction, governing law, sharing of information, no agency or fiduciary duty, waiver of jury trial, service of process and venue provisions contained herein shall remain in full force and effect regardless of whether the Credit Documentation shall be executed and delivered and notwithstanding the termination or expiration of this A&R Commitment Letter or the commitments hereunder; provided that your obligations under this A&R Commitment Letter (other than (a) confidentiality of the A&R Fee Letter and the contents thereof, (b) confidentiality (other than in the case of the A&R Fee Letter

11

and the contents thereof), which shall terminate in accordance with its terms, (c) your understandings and agreements regarding no agency or fiduciary duty and (d) indemnification obligations to the extent not superseded by the Credit Documentation) shall automatically terminate and be of no further force and effect (and be superseded by the Credit Documentation) on the Closing Date and you shall automatically be released from all liability hereunder in connection therewith at such time. Subject to the preceding sentence, you may terminate this A&R Commitment Letter (in whole but not in part as to any Credit Facility) upon written notice to the Initial Lenders at any time.

If the foregoing correctly sets forth our agreement, please indicate your acceptance of our offer as set forth in this A&R Commitment Letter and the A&R Fee Letter by returning to us executed counterparts of this A&R Commitment Letter and of the A&R Fee Letter not later than 11:59 p.m., New York City time, on December 9, 2024. Such offer will remain available for acceptance until such time, but will automatically expire at such time if we have not received such executed counterparts in accordance with the preceding sentence. In the event that the Closing Date does not occur on or before the earliest of (a) 11:59 p.m., New York City time, on the date that is five (5) business days after the Outside Date (as defined in the A&R Acquisition Agreement as in effect on the date of this A&R Commitment Letter), (b) the date of the valid termination of the A&R Acquisition Agreement, in accordance with its terms, by you or with your written consent, in each case, prior to the closing of the Acquisition and (c) the date of the closing of the Acquisition without the use of the Credit Facilities, this A&R Commitment Letter and the commitments hereunder shall automatically terminate unless we shall, in our sole discretion, agree to an extension; provided that the termination of any commitment pursuant to this sentence does not prejudice your rights and remedies in respect of any breach of this A&R Commitment Letter that occurred prior to any such termination.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

12

We are pleased to have been given the opportunity to assist you in connection with the financing for the Transactions.

Very truly yours,

ARES CAPITAL MANAGEMENT LLC, in its capacity as manager to one or more funds and managed accounts

By:	/s/ M. Kort Schnabel
Name: M. Kort Schnabel
Title: Authorized Signatory

[Signature Page to A&R Commitment Letter – Project Reba]

Accepted and agreed to as of the date first above written:

CROWN LABORATORIES HOLDINGS, INC.

By:	/s/ Jeffrey A. Bedard
Name: Jeffrey A. Bedard
Title: Chief Executive Officer

CROWN LABORATORIES, INC.

By:	/s/ Jeffrey A. Bedard
Name: Jeffrey A. Bedard
Title: Chief Executive Officer

[Signature Page to A&R Commitment Letter – Project Reba]

EXHIBIT A

Project Reba

Transaction Summary1

The Sponsor (as defined below) and other investors, if any, which may include certain existing shareholders of the Target (together with the Sponsor, the “Investors”) intend to cause Parent, directly or indirectly, to acquire (the “Acquisition”) a company previously identified to you as “Reba”, a Delaware corporation (the “Target”) and its subsidiaries, all as set forth in the A&R Acquisition Agreement (as defined on Exhibit C hereto). In connection therewith:

(a)

the Investors will make cash (or, in the case of existing shareholders of the Target, if any, cash or non-cash) equity contributions (which shall be in the form of common equity, “qualified preferred” equity or other equity (such “qualified preferred” equity or other equity to be on terms reasonably satisfactory to the Commitment Parties), directly or indirectly, to Parent, which, in the case of cash equity, when combined with equity of current shareholders of the Target that will be retained, rolled over or converted, if any, will not be less than $402.0 million (the “Equity Contribution”); provided that after giving effect to the Acquisition and the Equity Contribution, the Sponsor shall own and control, directly or indirectly, at least a majority of the outstanding voting equity of Parent;

(b)

pursuant to the terms of the A&R Acquisition Agreement, a wholly-owned direct subsidiary of Crown Laboratories, Inc. (“Merger Sub”), will make a tender offer to purchase all of the outstanding shares of common stock of the Target (the “Offer”), and as soon as practicable following the consummation of the Offer, will merge with and into the Target, with the Target continuing as the surviving corporation and a wholly-owned direct subsidiary of Crown Laboratories, Inc.;

(c)

the Borrowers will obtain (i) senior secured credit facilities comprised of a $467.0 million first lien term loan facility (plus, at Parent’s election, an amount sufficient to fund any upfront fees or OID required to be funded with respect to such facility pursuant to the interest rate flex provisions of the A&R Fee Letter) (provided, that the Borrowers may elect to reduce such amount by up to $25.0 million prior to the Closing Date) (the “First Lien Term Facility”) and (ii) a senior secured second lien term loan facility comprised of a $375.0 million second lien term loan facility (provided, that the Borrowers may elect to reduce such amount by up to $25.0 million prior to the Closing Date) (the “Second Lien Term Facility”; and, together with the First Lien Term Facility, collectively, the “Credit Facilities”);

(d)

all third party debt for borrowed money of the Target and its subsidiaries (other than the Target’s 1.75% Convertible Senior Notes (the “Convertible Notes”)) and the debt of the Borrowers under the Precedent Credit Agreement will be repaid, redeemed, defeased, discharged, refinanced or terminated (or irrevocable notice for the repayment or redemption thereof will be given to the extent accompanied by any prepayments or deposits required to defease, terminate and satisfy in full any related indentures or notes) and all commitments thereunder terminated (the “Refinancing”);

(e)

the fees, closing payments, premiums, expenses and other transaction costs incurred in connection with the Transactions, including to fund any original issue discount (“OID”), upfront fees and closing payments (the “Transaction Costs”) will be paid; and

(f)

the proceeds of the Equity Contribution and the Credit Facilities, together with cash on hand at the Target and its subsidiaries, will be used to pay the consideration and other amounts owing in connection with the Acquisition under the A&R Acquisition Agreement, to effect the Refinancing and to pay all or a portion of the Transaction Costs.

[1]

Capitalized terms used, but not otherwise defined, herein shall have the meanings assigned to such terms in the A&R Commitment Letter, to which this Exhibit A is attached, or on Exhibit B or C (including the Annexes hereto and thereto) attached thereto.

A-1

The transactions described above are collectively referred to as the “Transactions.” For purposes of the A&R Commitment Letter and the A&R Fee Letter, “Closing Date” shall mean the date of the consummation of the Acquisition and the funding of the Credit Facilities.

As used herein, “Sponsor” means (a) Hildred Capital Management, LLC (together with its controlled investment affiliates) and/or (b) one or more other funds, special purpose vehicles, trusts, partnerships and/or other entities (including, in each case, any continuation fund or successor of any such entity) which, in each case, are directly or indirectly owned, managed, sponsored, controlled and/or advised by (i) in respect of clause (a), Hildred Capital Management, LLC and/or (ii) in respect of clauses (a) and (b), any other ‘Hildred Capital Management’ entity acting in a similar capacity (each of clauses (i) and (ii) being a “Sponsor Entity”) and/or (iii) in respect of clauses (a) and (b), any affiliate, direct or indirect subsidiary, subsidiary undertaking or holding company, partner, member or trustee of a Sponsor Entity (other than an operating company).

A-2

EXHIBIT B

Project Reba

$467.0 million First Lien Term Facility

$375.0 million Second Lien Term Facility

Summary of Terms and Conditions

Set forth below is a summary of the principal terms and conditions for the Credit Facilities. Capitalized terms used, but not otherwise defined, herein shall have the meanings assigned to such terms in the A&R Commitment Letter, to which this Exhibit B is attached, or on Exhibit A or C (including the Annexes hereto and thereto) attached thereto.

PARTIES

Borrowers:	Initially, Crown Laboratories, Inc., a Delaware corporation, Bellus Medical, LLC, a Texas limited liability company, Strivectin Operating Company, Inc., a Delaware corporation, and Niadyne, Inc., a Delaware corporation (together, the “Borrowers”).

Guarantors:	All obligations of the Borrowers under the Credit Facilities will be unconditionally guaranteed on a senior basis (the “Guaranty”) by (i) Crown Laboratories Holdings, Inc., a Delaware corporation (“Parent”), and Crown Holdings Interco LLC, a Delaware limited liability company (“Intermediate Holdco” and, together with Parent, the “Parent Guarantors”), and (ii) each of the Parent’s subsidiaries (other than the Borrowers and certain foreign subsidiaries to be agreed) (the “Subsidiary Guarantors”; and, together with the Parent Guarantors, collectively, the “Guarantors”; the Borrowers and the Guarantors, collectively, the “Loan Parties”), except as otherwise agreed by the Lenders.

The Borrowers and the Guarantors shall be the same for all of the Credit Facilities.

Lead Arranger and Bookrunner:	Ares Capital will act as lead arranger and bookrunner for the applicable Credit Facilities (in such capacity, the “Lead Arranger”).

Administrative Agents and Collateral Agents:	ARCC (acting through such of its affiliates or branches as it deems appropriate) will act as the sole and exclusive administrative agent and collateral agent for the First Lien Lenders referred to below (in such capacities, the “First Lien Agent”).

ARCC (acting through such of its affiliates or branches as it deems appropriate) will act as the sole and exclusive administrative agent and collateral agent for the Second Lien Lenders referred to below (in such capacities, the “Second Lien Agent”). References herein to “Administrative Agent” shall mean the First Lien Agent or the Second Lien Agent, as the context requires.

First Lien Lenders:

A syndicate of banks, financial institutions and other entities, including the Initial First Lien Lenders, but excluding Disqualified Institutions, arranged by the Lead Arranger and reasonably acceptable to the Borrower (collectively, and together with any party that becomes a lender by assignment as set forth under the heading “Assignments and Participations” below, the “First Lien Lenders”).

Second Lien Lenders:	The Commitment Parties providing commitments under the Second Lien Term Facility together with any party that becomes a lender by assignment as set forth under the heading “Assignments and Participations” below, the “Second Lien Lenders” and, together with the First Lien Lenders, the “Lenders”).

TYPES AND AMOUNTS OF FACILITIES

First Lien Term Facility:	A first lien term loan facility denominated in U.S. dollars (the “First Lien Term Facility”), in an aggregate principal amount of $467.0 million (plus, at Parent’s election, an amount sufficient to fund any upfront fees or OID required to be funded with respect to such facility pursuant to the interest rate flex provisions of the A&R Fee Letter) (the loans thereunder, the “First Lien Term Loans”); provided that the Borrowers may elect to reduce the initial amount of First Lien Term Facility by up to $25.0 million prior to the Closing Date.

Second Lien Term Facility:	A second lien term loan facility denominated in U.S. dollars (the “Second Lien Term Facility”) in an aggregate principal amount of $375.0 million (the loans thereunder, the “Second Lien Term Loans”); provided that the Borrowers may elect to reduce the initial amount of Second Lien Term Facility by up to $25.0 million prior to the Closing Date.

Maturity and Amortization:	First Lien Term Facility: The First Lien Term Facility will mature on the date which is 6 years following the Closing Date (the “First Lien Term Maturity Date”).

Second Lien Term Facility: The Second Lien Term Facility will be payable in full on the Second Lien Term Maturity Date (as defined below) with no amortization. The Second Lien Term Facility will mature on the date that is 6 years plus 91 days following the Closing Date (the “Second Lien Term Maturity Date”).

Availability:	The First Lien Term Loans and the Second Lien Term Loans shall be made in a single drawing on the Closing Date. Repayments and prepayments of the First Lien Term Loans and the Second Lien Term Loans may not be reborrowed.

Use of Proceeds:	The proceeds of the Initial First Lien Term Loans and the Initial Second Lien Term Loans will be used to finance a portion of the Transactions (including working capital and/or purchase price adjustments payable on the Closing Date, the payment of Transaction Costs and the Refinancing).

First Lien Incremental Facilities:

The Borrowers will have the right, from time to time, on one or more occasions, to (a) add one or more incremental term facilities and/or increase the First Lien Term Facility (each, an “Incremental First Lien Facility”) on terms substantially consistent with those in the Precedent Credit Agreement (subject to the Documentation Considerations); provided that the maximum amount of Incremental First Lien Term Facilities shall not exceed the lesser of

$125.0 million and an amount such that the Consolidated First Lien Net Leverage Ratio (to be defined as the ratio of (x) Consolidated Total Net Debt (other than undrawn letters of credit and hedging obligations) constituting debt secured by a lien that is senior or pari passu to the liens securing the First Lien Term Facility to (y) Consolidated EBITDA (as defined on Schedule I attached hereto) for the period of four (4) fiscal quarters most recently ended for which a compliance certificate has been, or is required to have been, delivered) does not exceed 5.00:1.00 on a pro forma basis; provided further that if the effective yield applicable to the Incremental First Lien Term Facilities is greater than the then-applicable effective yield of the then outstanding First Lien Term Loans by more than 50 basis points (the amount of such excess, the “Yield Differential”), then the interest rate with respect to the existing First Lien Term Loans shall be increased by the applicable Yield Differential.

Second Lien Incremental Facilities:	The Borrowers will have the right, from time to time, on one or more occasions, to add one or more incremental term facilities and/or increase the Second Lien Term Facility (each, an “Incremental Second Lien Term Facility” and, together with the First Lien Incremental Facilities, the “Incremental Facilities”) on terms substantially consistent with those in the Precedent Credit Agreement (subject to the Documentation Considerations); provided that the maximum amount of Incremental Second Lien Term Facilities shall not exceed the lesser of $50.0 million and an amount such that the Consolidated Secured Net Leverage Ratio (to be defined as the ratio of (x) Consolidated Total Net Debt (other than undrawn letters of credit and hedging obligations) secured by a lien to (y) Consolidated EBITDA for the period of four (4) fiscal quarters most recently ended for which a compliance certificate has been, or is required to have been, delivered) does not exceed 7.00:1.00 on a pro forma basis; provided further that if the effective yield (taking into account the then applicable rate of interest payable with respect to such loans and all upfront fees or original issue discount (amortized over four years following the date of incurrence thereof or, if shorter, the remaining life to maturity) payable generally to lenders making such tranche of Indebtedness, but excluding any arrangement, structuring, underwriting, ticking, commitment, amendment, consent or other fees payable in connection therewith that are not generally shared with such lenders thereunder) applicable to the Incremental Second Lien Term Facilities is greater than the then-applicable effective yield of the then outstanding Second Lien Term Loans by more than the then-applicable effective yield of the then outstanding Second Lien Term Loans by more than 50 basis points (the “Second Lien Yield Differential”), then the interest rate with respect to the existing Second Lien Term Loans shall be increased by the applicable Second Lien Yield Differential.

CERTAIN PAYMENT PROVISIONS

Interest Rates Provisions:	As set forth on Annex I hereto.

Closing Fees and Closing Payments:	As set forth in the A&R Fee Letter.

Optional Prepayments and Commitment Reductions:	Loans may be prepaid and commitments may be reduced, in whole or in part, without premium or penalty (except as set forth under the heading “Prepayment Premium” below), in minimum amounts to be agreed, at the option of the Borrowers at any time upon one (1) business day’s (or, in the case of a prepayment of SOFR Loans (as defined on Annex I hereto), three (3) business days’) prior notice. Optional prepayments of the Term Loans shall be applied to the installments of the Term Loans as directed by the Borrowers (or, in the absence of direction from the Borrowers, in the direct order of maturity).

Prepayment Premium:	First Lien Term Facility:

Prior to the third anniversary of the Closing Date, all optional prepayments of First Lien Term Loans and all mandatory prepayments of First Lien Term Loans (x) set forth in paragraphs (a) and (c) of the section entitled “Mandatory Prepayment” below or (y) in the case of any mandatory assignment or repayment pursuant to the “yank-a-bank” provisions, will be subject to the following “prepayment” premiums (expressed as a percentage of the outstanding principal amount of the First Lien Term Facility so prepaid, repaid, accelerated or subject to such “yank-a-bank” provisions) (the “First Lien Call Premium”).

Period	Percentage
Prior to first anniversary of the Closing Date:	3.00%
On or after the first anniversary of the Closing Date and prior to the second anniversary of the Closing Date:	2.00%
On or after the second anniversary of the Closing Date and prior to the third anniversary of the Closing Date:	1.00%
Thereafter:	None

Notwithstanding the foregoing, prior to the second anniversary of the Closing Date, up to $150.0 million of mandatory prepayments pursuant to paragraph (c) of the section entitled “Mandatory Prepayment” below shall instead be subject to a First Lien Call Premium of 0.50%.

Second Lien Term Facility:

Prior to the fourth anniversary of the Closing Date, all optional prepayments of Second Lien Term Loans and all mandatory prepayments of Second Lien Term Loans (x) set forth in paragraph (a) of the section entitled “Mandatory Prepayment” below or (y) in the case of any mandatory assignment or repayment pursuant to the “yank-a-bank” provisions, will be subject to the following “prepayment” premiums (expressed as a percentage of the outstanding principal amount of the Second Lien Term Facility so prepaid, repaid, accelerated or subject to such “yank-a-bank” provisions) (the “Second Lien Call Premium”).

Period	Percentage
Prior to second anniversary of the Closing Date:	Make-Whole Amount
On or after the second anniversary of the Closing Date and prior to the third anniversary of the Closing Date:	2.00%
On or after the third anniversary of the Closing Date and prior to the fourth anniversary of the Closing Date:	1.00%
Thereafter:	None

“Make-Whole Amount” means an amount equal to (I) the sum of all interest payments that would have accrued or been due on the Loans prepaid, repaid, or subject to “yank-a-bank” provisions from and including the applicable date up to and including the two-year anniversary of the Closing Date, discounted to such applicable date on a quarterly basis (assuming a 360-day year and actual days elapsed) at a rate equal to the sum of the Treasury Rate (to be defined in accordance with the Documentation Considerations) plus 0.50% plus (II) 2.00% of the outstanding principal amount of the Second Lien Term Facility so prepaid, repaid, accelerated or subject to such “yank-a-bank” provisions.

Mandatory Prepayments:	The following amounts shall be applied to prepay the Term Loans, in each case, with carve-outs and exceptions consistent with the Documentation Considerations:

(a) 100% of the net cash proceeds of any incurrence of debt by the Borrowers and its Subsidiaries (other than debt otherwise permitted under the Credit Documentation);

(b) 100% of the net cash proceeds (above a threshold to be agreed per fiscal year and excluding any tax distributions with respect thereto) of any non-ordinary course sale or other disposition of assets (including as a result of casualty or condemnation, but excluding an asset sale described in clause (c)(y) below) by the Borrowers or any of their subsidiaries, except for (i) sales or other dispositions of inventory in the ordinary course, (ii) sales or other dispositions of obsolete or worn-out property in the ordinary course, (iii) sales or other dispositions of property no longer useful in such person’s business in the ordinary course and (iv) other customary exceptions to be agreed upon (subject to reinvestment of such proceeds in the business of the Borrowers or a Subsidiary Guarantor, including in permitted acquisitions or capital expenditures within 12 months following receipt (plus an additional 3 months if a definitive agreement with respect to such permitted acquisition or capital expenditures is effective prior to the end of such 12-month period);

(c) 100% of the net cash proceeds (x) until the first anniversary of the Closing Date, from milestone payment revenue (e.g., Fosun + Viatris) and (y) from the sale of the “Therapeutics” division (within 15 days of receipt thereof); and

(d) commencing with the fiscal quarter ending March 31, 2026, 50% of Excess Cash Flow (to be defined in a manner limited to actual cash flow, net of one-time items and amounts prepaid pursuant to clause (c) above)), with step-downs to 25% and 0% at Consolidated First Lien Net Leverage Ratios of 4.5x and 3.0x, respectively; provided that Excess Cash Flow shall be calculated on a trailing four fiscal quarter basis ending with fiscal quarter ending March 31 of each year.

Mandatory prepayments of the First Lien Term Loans shall be applied, without premium or penalty (except as provided above), on a pro rata basis to the First Lien Term Loans and any Incremental First Lien Term Facility that is pari passu with the Initial First Lien Term Loans and to the installments thereof as directed by the Borrowers (or, in the absence of direction from the Borrowers, in the direct order of maturity).

No mandatory prepayments of the Second Lien Term Loans shall be required until amounts outstanding under the First Lien Term Loan Facility (and any Incremental First Lien Facilities or Refinancing First Lien Facilities) have been paid in full and all commitments thereunder terminated, other than with Declined Proceeds as described below.

All mandatory prepayments, to the extent attributable to Foreign Subsidiaries, are subject to permissibility under local law (e.g., financial assistance, corporate benefit, restrictions on up-streaming of cash intra group and the fiduciary and statutory duties of the directors of the relevant subsidiaries); provided that the Borrowers shall use commercially reasonable efforts to take all actions required by applicable local law to permit such repatriation. Further, if the Borrowers and their subsidiaries determine in good faith that they would incur a material and adverse tax liability (including any withholding tax) if all or a portion of the amounts described in clause (b) or (c) of the first paragraph of this section (Mandatory Prepayments) attributable to a Foreign Subsidiary were up-streamed or transferred as a distribution or dividend (a “Restricted Amount”), the amount the Borrowers will be required to mandatorily prepay shall be reduced by the Restricted Amount until such time as up-streaming or transferring such Restricted Amount would no longer result in a material and adverse tax liability.

Any First Lien Lender (each a “First Lien Declining Lender”) may elect not to accept any mandatory prepayment, but, in the case of clause (a) above, solely to the extent not representing a refinancing of the First Lien Term Loans. Any prepayment amount declined by a First Lien Declining Lender (the proceeds thereof, the “Declined Proceeds”) shall be offered to the Lenders under the Second Lien Facility. Any Second Lien Lender (each a “Second Lien Declining Lender”) may elect not to accept any mandatory prepayment (including any offer resulting from prepayments declined by First Lien Declining Lenders), but solely to the extent not representing a refinancing of the Second Lien Term Loans.

COLLATERAL:	Subject to the Certain Funds Provision and the provisions of the immediately following paragraphs, the Credit Facilities and the obligations of each other Loan Party under the Guaranty shall be secured by a perfected first-priority (in the case of the First Lien Term Facility and the Guarantees in respect thereof) or second-priority (in the case of the Second Lien Term Facility and the Guarantees in respect thereof) security interest (subject to permitted liens and other exceptions to be set forth in the Credit Documentation, including, without limitation, liens under the ABL Facility and otherwise set forth below) in substantially all of the Loan Parties’ tangible and intangible assets now owned or hereafter acquired, substantially consistent with the Precedent Credit Agreement (including exclusions thereunder) (the “Collateral”).

Intercreditor Agreements:	The lien priority, relative rights and other creditors’ rights issues in respect of (x) the First Lien Term Facility and the Second Lien Term Facility and (y) the ABL Facility will be set forth in a customary intercreditor agreement which shall be substantially consistent with the ABL Intercreditor Agreement (as defined in the Precedent Credit Agreement), subject the Documentation Considerations and to revisions to reflect the existence of the Second Lien Term Facility (the “ABL Intercreditor Agreement”), and which shall be reasonably satisfactory to the Borrowers, the First Lien Agent, the Second Lien Agent and the agent under the ABL Facility. The ABL Intercreditor Agreement shall govern the priority of the liens on the ABL Priority Collateral (as defined in the Existing Intercreditor Agreement) and Term Loan Priority Collateral (as defined in the Existing Intercreditor Agreement) securing the ABL Facility (along with any permitted refinancings thereof, secured hedge obligations and secured cash management obligations), the First Lien Term Facility and the Second Lien Term Facility.

Additionally, the lien priority, relative rights and other creditors’ rights issues in respect of the First Lien Term Facility and the Second Lien Term Facility will be set forth in a customary intercreditor agreement which shall be substantially consistent with the precedent intercreditor agreement provided by the Lead Arranger to the Borrowers prior to August 11, 2024, subject the Documentation Considerations (the “Second Lien Intercreditor Agreement”), and which shall be reasonably satisfactory to the Borrowers, the First Lien Agent and the Second Lien Agent.

As used herein, “ABL Facility” means that certain asset-based revolving credit facility pursuant to that certain Credit Agreement, dated as of November 24, 2021, by and among, the Borrowers, the Guarantors, the lenders party thereto and JPMorgan Chase Bank, N.A., as agent, as amended on or prior to August 11, 2024 and as further amended, restated, supplemented or otherwise modified from time to time.

Priority:	Pursuant to the ABL Intercreditor Agreement and the Second Lien Intercreditor Agreement, the liens on the ABL Priority Collateral (x) securing the ABL Facility will be first in priority, (y) securing the First Lien Term Facility will be second in priority and (z) securing the Second Lien Term Facility will be third in priority. The liens on the Term Loan Priority Collateral (x) securing the First Lien Term Facility will be first in priority, (y) securing the Second Lien Term Facility will be second in priority and (z) securing the ABL Facility will be third in priority.

DOCUMENTATION

First Lien Credit Documentation:	The definitive financing documentation for the First Lien Term Facility (the “First Lien Credit Documentation”) shall be negotiated in good faith by the Borrowers, the First Lien Lead Arranger and the Initial First Lien Lenders and shall contain the terms and conditions set forth in the A&R Commitment Letter and such other terms as the Borrowers and the First Lien Lead Arranger shall agree; it being understood and agreed that the First Lien Credit Documentation shall: (a) not be subject to any conditions to the availability and funding of the First Lien Term Facility on the Closing Date other than as expressly set forth on Exhibit C; (b) contain only those mandatory prepayments, representations and warranties, affirmative, financial and negative covenants and events of default expressly set forth in this Exhibit B (including by reference to the Precedent Credit Agreement), in each case, applicable to the Loan Parties and their subsidiaries and with standards, qualifications, thresholds and exceptions for materiality or otherwise and “baskets” and grace periods and cure periods, in each case, to be agreed, but giving effect to the increased size of Parent after giving effect to the Acquisition; (c) give due regard to the operational and strategic requirements of the Borrowers, the Target, and their respective subsidiaries in light of their consolidated capital structure and size (including, without limitation, the leverage profile and projected free cash flow generation of the Borrowers, the Target and their respective subsidiaries), in each case, after giving effect to the Transactions; (d) be initially drafted by counsel to the Borrowers and be based on that certain Amended and Restated Credit Agreement and Guaranty, dated as of April 3, 2024 (the “Precedent Credit Agreement”), by and among, the Borrowers and the Guarantors, the lenders party thereto and Hayfin Services LLP, as agent, and negotiated in good faith by the Borrowers and the Commitment Parties to finalize such First Lien Credit Documentation, giving effect to the Certain Funds Provisions, as promptly as practicable after the acceptance of the A&R Commitment Letter, (e) give due regard to changes in law and (f) except as provided herein and except to the extent the same would contravene any provision hereof, give due regard to administrative and agency requirements of the First Lien Agent and Second Lien Agent, in each case, to the extent reasonably satisfactory to the Borrowers (collectively, the “Documentation Considerations”).

The definitive documentation for the Second Lien Term Facility (the “Second Lien Credit Documentation” and, together with the First Lien Credit Documentation, the “Credit Documentation”) will be substantially identical to the First Lien Credit Documentation; provided that (i) the dollar baskets and dollar thresholds for negative covenants and events of default in the Second Lien Credit Documentation shall be set with a cushion of 20% to the corresponding dollar baskets and dollar thresholds for the same negative covenants and events of default under the First Lien Term Facility and (ii) each incurrence-based test conditioned upon the Consolidated Total Net Leverage Ratio (to be defined in a manner consistent with the Documentation Considerations) will be set at a level that is 0.25x greater than the level applicable to such ratio in the First Lien Credit Documentation (except to the extent such incurrence-based test pertains to indebtedness or liens).

Notwithstanding anything herein to the contrary, if any Flex Provision under the A&R Fee Letter is actually exercised, the applicable adjustments shall be reflected in the Credit Documentation on the Closing Date or, if exercised after the Closing Date, by an amendment to the applicable Credit Documentation (which shall only require the consent of the Administrative Agent and the Borrower).

Conditions to Initial Borrowings:	Conditions precedent to the availability and initial borrowings under the Credit Facilities on the Closing Date shall consist solely of the conditions expressly set forth on Exhibit C hereto (subject to the Certain Funds Provision).

Representations and Warranties:	Subject to the Documentation Considerations, limited to those set forth in the Precedent Credit Agreement; but in all respects limited on the Closing Date to the Specified Acquisition Agreement Representations and the Specified Representations.

Affirmative Covenants:	Subject to the Documentation Considerations, limited to those set forth in the Precedent Credit Agreement; provided that, on the Closing Date, Parent and its subsidiaries shall have cash on their balance sheet in an amount equal to not less than $75,000,000 after giving effect to the Transactions (excluding any amounts intended to be used the repay the Convertible Notes).

Financial Covenant:	First Lien Term Facility:

Consolidated Total Net Leverage Ratio: Commencing with the fiscal quarter ending June 30, 2025, a maximum Consolidated Total Net Leverage Ratio not to exceed 10.00:1.00, stepping down to 8.00:1.00 starting with the fifth full fiscal quarter ending after the Closing Date.

Liquidity: Parent shall not permit (x) for the first twelve months after the Closing Date, (i) its and its subsidiaries’ previous 30-day average daily cash liquidity (to include cash and cash equivalents on hand), tested as of the last day of each month, to be less than $22.5 million or (ii) its and its subsidiaries’ previous 30-day average daily liquidity (to include cash and cash equivalents on hand plus amounts then available to be drawn under the ABL Facility), tested as of the last day of each month, to be less than (a) for the first six months after the Closing Date, $35 million and (b) for the next six months, $45 million and (y) thereafter, its and its subsidiaries’ previous 30-day average daily cash liquidity (to include cash and cash equivalents on hand), tested as of the last day of each month, to be less than $10 million; provided, that cash and cash equivalents on hand shall exclude any amounts intended to be used the repay the Convertible Notes.

Second Lien Term Facility: To contain a corresponding financial covenant which will be set at levels that are 20% greater than the applicable levels for such financial covenant in the First Lien Credit Documentation.

The cash proceeds of a sale of, or contribution to, equity (which equity shall be common equity, “qualified” preferred equity or other equity (such “qualified” preferred equity or other equity to be on terms reasonably acceptable to the First Lien Agent and the Second Lien Agent, as applicable)) of Parent (contributed, in turn, as cash common equity to a Borrower) (any such equity contribution to be included in the calculation of Consolidated EBITDA, a “Specified Leverage Equity Contribution”, and any such equity contribution to be included in the calculation of liquidity, a “Specified Liquidity Equity Contribution”) (x) with respect to a Specified Leverage Equity Contribution, on or after the end of the applicable fiscal quarter and on or prior to the day that is fifteen (15) business days after the day on which financial statements are required to be delivered for such fiscal quarter and (y) with respect to Specified Liquidity Equity Contribution, within five (5) business days after a breach of the liquidity financial covenant, in each case, at the request of the Parent, will be included in the calculation of Consolidated EBITDA or liquidity, as applicable for purposes of determining compliance with the applicable Financial Covenant (with respect to a Specified Leverage Equity Contribution, at the end of such fiscal quarter and applicable subsequent periods which include such fiscal quarter); provided that (a) in each four (4) consecutive fiscal quarter period, there shall be no more than two (2) fiscal quarters in which a Specified Leverage Equity Contribution is made, (b) no more than five (5) Specified Leverage Equity Contributions may be made in the aggregate, (c) the amount of any Specified Leverage Equity Contribution shall be no greater than the amount required to cause the Borrower to be in compliance with the Consolidated Total Net Leverage Ratio and (d) the Specified Leverage Equity Contribution shall be counted only as Consolidated EBITDA solely for the purpose of compliance with the Consolidated Total Net Leverage Ratio and shall not be included for any other purposes during any fiscal quarter in which it is otherwise included in Consolidated EBITDA (including for purposes of the reduction of any indebtedness for determining compliance with the Financial Covenant either directly or by netting cash or by increasing availability under any baskets); provided, further, that the proceeds of any Specified Equity Contributions received prior to the sale of the “Therapeutics” division shall be required to be applied to the prepayment of the First Lien Term Loans. The Credit Documentation will contain a standstill provision with regard to the exercise of remedies related solely to any breach of the Financial Covenants default during the period in which any

Specified Leverage Equity Contribution or Specified Liquidity Equity Contribution will be made after delivery of written notice to the First Lien Agent (and, if applicable the Second Lien Agent) of a Borrower’s intention to cure a Financial Covenant with the proceeds of the Specified Leverage Equity Contribution or Specified Leverage Equity Contribution, as applicable.

Negative Covenants:	Subject to the Documentation Considerations, limited to those set forth in the Precedent Credit Agreement; provided that, (i) until the date that is 18 months after the Closing Date, indebtedness under the ABL Facility shall not exceed $80,000,000 and (ii) after such date, commitments under the ABL Facility shall not be increased above $80,000,000 unless, after giving pro forma effect to an increase, the Consolidated First Lien Net Leverage Ratio shall not exceed 4.50:1.00 (with such calculation reflecting as if all commitments under the ABL Facility were fully drawn).

Events of Default:	Subject to the Documentation Considerations, limited to those set forth in the Precedent Credit Agreement; provided that, with respect to cross-defaults and cross-acceleration defaults, (i) in the case of the Second Lien Term Facility, there shall only be a cross-acceleration (but not a cross-default, except for payment default at the latest final stated maturity) to the First Lien Term Facility and the ABL Facility and (ii) in the case of the First Lien Term Facility, there shall be a cross-default to the ABL Facility; provided further, in each case, with respect any event of default under the ABL Facility due to non-compliance with any reporting requirements or other affirmative covenant thereunder, no cross-default shall occur under the First Lien Term Facility or the Second Lien Term Facility unless such event of default under the ABL Facility is not cured, remedied or otherwise waived for five (5) Business Days following the date the lenders under the ABL Facility gave notice of the occurrence of such event of default and the expiration of any applicable cure periods.

Voting:	Subject to the Documentation Considerations, substantially consistent with the Precedent Credit Agreement.

Assignments and Participations:	Subject to the Documentation Considerations, substantially consistent with the Precedent Credit Agreement.

Yield Protection and Taxes:	Subject to the Documentation Considerations, substantially consistent with the Precedent Credit Agreement.

Expenses and Indemnification:	Subject to the Documentation Considerations, substantially consistent with the Precedent Credit Agreement.

Governing Law and Forum:

New York; provided, however, that (a) the interpretation of the definition of “Company Material Adverse Effect” (as defined in the A&R Acquisition Agreement) (and whether or not a “Company Material Adverse Effect” (as defined in the A&R Acquisition Agreement) has occurred, including for purposes of the conditions expressly set forth on Exhibit C hereto) or any other term used herein that is defined by reference to the A&R Acquisition Agreement, (b) the determination of the accuracy of any Specified Acquisition Agreement Representations and whether as a result of any inaccuracy thereof you or your applicable affiliates have the right (taking into account any applicable cure provisions) to terminate your (or their) obligations under the A&R Acquisition Agreement or to decline to consummate the Acquisition, in each case, as a result of a breach of such Specified Acquisition Agreement Representations and (c) the determination of whether the Acquisition has been consummated and whether the Acquisition has been consummated in accordance with the terms of the A&R Acquisition Agreement shall, in each case, be governed by, interpreted, construed and enforced in accordance with the laws of the State of Delaware, and any and all claims, controversies and causes of action arising out of or relating to the A&R Acquisition Agreement, whether sounding in contract, tort or statute, shall be governed by the internal laws of the State of Delaware, including its statutes of limitations, without giving effect to any conflict-of-laws or other rules that would result in the application of the Laws or statutes of limitations of a different jurisdiction.

Counsel to the Agents and the Lead Arrangers:	Proskauer Rose LLP

Annex I

to Exhibit B

INTEREST AND CERTAIN FEES

First Lien Term Facility Interest Rate Options:	The Borrowers may elect that the First Lien Term Loans comprising each borrowing bear interest at a rate per annum equal to (a) ABR (as defined below) plus the Applicable Margin (as defined below) or (b) SOFR (as defined below) plus the Applicable Margin.

As used herein:

“ABR” means the highest of (a) the rate last quoted by The Wall Street Journal (or another national publication selected by the First Lien Agent or Second Lien Agent, as applicable) as the U.S. prime rate (the “Prime Rate”), (b) the federal funds effective rate from time to time plus 0.50% per annum and (c) SOFR applicable for an interest period of one month (taking into account the floor of 2.00%) plus 1.00% per annum.

“ABR Loans” means Loans bearing interest based upon ABR.

“Applicable Margin” means, at the option of the Borrowers, (i) 4.50% in the case of ABR Loans and (ii) 5.50% in the case of SOFR Loans; provided, that, from and after the date that is eighteen (18) months after the Closing Date, the Applicable Margin shall be subject to a pricing grid with two 25 bps step-downs upon meeting a Consolidated First Lien Net Leverage Ratio less than 5.25:1.00 and 4.75:1.00, respectively.

“SOFR” means Term SOFR (to be defined as mutually and reasonably agreed by the Borrowers and the Administrative Agent) (it being understood and agreed, for the avoidance of doubt, that the SOFR floor shall be 2.00%).

“SOFR Loans” means First Lien Term Loans bearing interest based on the SOFR.

The Credit Documentation shall contain SOFR Loan mechanics and provisions and benchmark successor language reasonably acceptable to the Borrowers and the First Lien Agent.

Second Lien Term Facility Interest Rate:

The Second Lien Term Loans comprising each borrowing bear interest at a rate per annum equal to 16.00%. The Borrowers shall be able to elect (i) from the Closing Date through the date that is eighteen (18) months after the Closing Date, for up to 100% of the interest payable on the Second Lien Term Loans to be paid-in-kind by being capitalized and added to the aggregate principal amount of the Second Lien Term Loans, (ii) from the date that is eighteen (18) months after the Closing Date through the date that is thirty (30) months after the Closing Date, for up to 50% of the interest payable on the Second Lien Term Loans to be paid-in-kind by being capitalized and added to the aggregate principal amount of the Second Lien Term Loans and (iii) thereafter, for up to 33.33% of the interest

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payable on the Second Lien Term Loans to be paid-in-kind by being capitalized and added to the aggregate principal amount of the Second Lien Term Loans.

Interest Payment Dates:	In the case of ABR Loans and Second Lien Term Loans, quarterly in arrears and at maturity.

In the case of SOFR Loans, on the last day of each relevant interest period and, in the case of any interest period longer than three (3) months, on each successive date three (3) months after the first day of such interest period and at maturity.

Default Rate:	At any time when an event of default under the Credit Facilities exists, outstanding Term Loans shall, at the election of the Lenders, bear interest, to the fullest extent permitted by law, at 2.00% per annum above the rate then borne by the applicable Term Loans.

Rate Basis:	All per annum rates shall be calculated on the basis of a year of 360 days (or 365/366 days, in the case of (x) Second Lien Term Loans and (y) ABR Loans the interest payable on which is then based on the Prime Rate) for actual days elapsed.

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EXHIBIT C

CONDITIONS

The availability and initial funding of the Credit Facilities shall be subject to the satisfaction (or waiver by the Lead Arrangers) of solely the following conditions (subject to the Certain Funds Provision). Capitalized terms used, but not otherwise defined herein, have the meanings assigned to such terms in the A&R Commitment Letter to which this Exhibit C is attached or on Exhibits A and B (including the Annexes thereto) attached thereto.

1.

In each case, consistent with the A&R Commitment Letter and Term Sheet and subject in all respects to the Certain Funds Provision, each Loan Party shall have executed and delivered the applicable Credit Documentation to which it is a party, and the Agents shall have received:

(a)

customary closing certificates, officers’ certificates, good standing certificates (to the extent applicable) in the respective jurisdictions of organization of the Borrowers and the Guarantors, certified charter documents of the Borrowers and Guarantors, authorizing resolutions of the Borrowers and the Guarantors, customary borrowing notices and customary legal opinions for the Loan Parties; and

(b)

a certificate of the chief financial officer (or other officer with reasonably equivalent responsibilities) of the Parent substantially in the form attached as Annex I hereto, certifying that the Parent and its subsidiaries, taken as a whole, after giving effect to the Transactions, are solvent;

provided that such notices and certifications shall not include any representation or statement as to absence (or existence) of any default or event of default or a bring down of representations and warranties (except as contemplated by paragraph 2 below).

2.

The Specified Acquisition Agreement Representations shall be true and correct to the extent required by the Certain Funds Provision and the Specified Representations shall be true and correct in all material respects (except in the case of any Specified Acquisition Agreement Representation or Specified Representation which expressly relates to a given date or period, such representation and warranty shall be true and correct in all material respects as of the respective date or for the respective period, as the case may be); provided that, to the extent that any of the Specified Representations with respect to the Target and its subsidiaries are qualified by or subject to a “material adverse effect,” “material adverse change” or similar term or qualification, the definition thereof shall be a “Company Material Adverse Effect” (as defined in the A&R Acquisition Agreement) for purposes of any such representations and warranties made or deemed made on, or as of, the Closing Date (or any date prior thereto).

3.

Prior to or substantially concurrently with the funding of the initial borrowings under the Credit Facilities, the Parent shall have received the Equity Contribution, as may be adjusted pursuant to paragraph 4 below (to the extent not otherwise applied to the Transactions).

4.

The Acquisition shall have been consummated, or substantially concurrently with the funding of the Credit Facilities, shall be consummated, in each case, in all material respects in accordance with the terms of the Amended and Restated Agreement and Plan of Merger (together with the exhibits and disclosure schedules thereto, the “A&R Acquisition Agreement”) , dated as of December 7, 2024, among the Target, the Merger Sub and Crown Laboratories, but without giving effect to any amendments, waivers or consents by Crown Laboratories that are materially adverse to the interests of the Initial Lenders or the Lead Arrangers in their respective capacities as such without the consent of the Lead Arrangers (such consent not to be unreasonably withheld, delayed or conditioned; provided that each Lead Arranger shall be deemed to have consented to any such modification, amendment, consent or waiver unless they shall object thereto in writing (including via email) within two business days of receipt of written notice of such modification, amendment, consent or waiver) (it being understood that (a) any modification or amendment to, or consent or waiver of the definition of “Company Material Adverse Effect” (as defined in the A&R Acquisition Agreement) shall be deemed to be material and adverse to the interests of the Initial Lenders and the Lead

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Arrangers, (b) any decrease in the purchase price paid in connection with the Acquisition shall not be materially adverse to the interests of the Initial Lenders or the Lead Arrangers so long as such decrease is allocated 32% to reduce the Equity Contribution, on the one hand, and 68% to the First Lien Term Loans, on the other hand, on a dollar-for-dollar basis and (c) any increase in the purchase price shall not be materially adverse to the Initial Lenders or the Lead Arrangers so long as such increase is funded by amounts permitted to be drawn under the ABL Facility or the Equity Contribution (without reducing the percentage otherwise required to be contributed pursuant to the definition thereof); provided, further, that it is agreed and understood that no working capital or similar adjustment provisions set forth in the A&R Acquisition Agreement as in effect on the date hereof shall constitute a reduction or increase in purchase price (or otherwise constitute a waiver, amendment or modification to the A&R Acquisition Agreement) for purposes of this paragraph 4).

5.	The Refinancing shall have been consummated, or substantially concurrently with the funding of the Credit Facilities, shall be consummated, on the Closing Date.

6.	Since the date of the A&R Acquisition Agreement, there has not been a Company Material Adverse Effect (as defined in the A&R Acquisition Agreement).

7.

The Lead Arrangers shall have received (i) audited financials for Parent and its subsidiaries for the fiscal year ended December 31, 2023 and (ii) brand level financials that have not been audited or reviewed for Parent and its subsidiaries for the fiscal year ended December 31, 2023 and the fiscal quarters ended March 31, 2024 and June 30, 2024; provided that the Lead Arrangers acknowledge that they have received the audited financials for the fiscal year ended December 31, 2023 and brand level financials for the fiscal year ended December 31, 2023 and quarterly financial statements for the quarters ending March 31, 2024 and June 30, 2024.

8.

With respect to the First Lien Term Facility only, the First Lien Agent shall have received all documents and instruments necessary to establish that it will have perfected security interests in the Collateral to the extent required by (subject to liens permitted under) the Credit Documentation) for the First Lien Term Facility, and (b) with respect to the Second Lien Term Facility only, the Second Lien Agent shall have received all documents and instruments necessary to establish that it will have perfected security interests in the Collateral to the extent required by (subject to liens permitted under) the Credit Documentation for the Second Lien Term Facility; provided, however, that the condition in this paragraph 8 shall be subject in all respects to the Certain Funds Provision.

9.

(a) All fees and closing payments required to be paid on the Closing Date pursuant to the A&R Fee Letter and (b) all expenses required to be paid on the Closing Date pursuant to the A&R Commitment Letter to the extent invoiced at least three (3) business days prior to the Closing Date (the “Invoice Date”), shall have been paid (which amounts may, at the Borrowers’ option, be offset against the proceeds of the initial drawings under the Credit Facilities).

10.

The Agents and the requesting Initial Lenders shall have received, no later than three (3) business days in advance of the Closing Date, (i) all documentation and other information required by regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including, without limitation, the PATRIOT Act and (ii) to the extent the Borrowers qualify as a “legal entity customer” under the Beneficial Ownership Regulation, a customary certification for the Borrowers regarding the beneficial ownership in relation to the Borrowers, in each case, that has been reasonably requested in writing to Parent by any Agent or any of the Initial Lenders (through the applicable Agent) at least 10 business days in advance of the Closing Date.

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Annex I

to Exhibit C

FORM OF SOLVENCY CERTIFICATE

[●], 20[●]

This Solvency Certificate is being executed and delivered pursuant to Section [●] of that certain [●] (the “Credit Agreement”; the terms defined therein being used herein as therein defined).

I, [●], the [Chief Financial Officer/equivalent officer] of the Parent, in such capacity and not in an individual capacity, hereby certify as follows:

1.

I am generally familiar with the businesses and assets of the Parent and its Subsidiaries, taken as a whole, and am duly authorized to execute this Solvency Certificate on behalf of the Parent pursuant to the Credit Agreement; and

2.

As of the date hereof and after giving effect to the Transactions and the incurrence of the indebtedness and obligations being incurred in connection with the Credit Agreement and the Transactions, that (i) the sum of the debt (including contingent liabilities) of the Parent and its Subsidiaries, taken as a whole, does not exceed the fair value of the present assets of the Parent and its Subsidiaries, taken as a whole; (ii) the present fair saleable value of the assets of the Parent and its Subsidiaries, taken as a whole, is not less than the amount that will be required to pay the probable liabilities (including contingent liabilities) of the Parent and its Subsidiaries, taken as a whole, on their debts as they become absolute and matured; (iii) the capital of the Parent and its Subsidiaries, taken as a whole, is not unreasonably small in relation to the business of the Parent or its Subsidiaries, taken as a whole, contemplated as of the date hereof; and (iv) the Parent and its Subsidiaries, taken as a whole, do not intend to incur, or believe that they will incur, debts (including current obligations and contingent liabilities) beyond their ability to pay such debts as they mature in the ordinary course of business. For the purposes hereof, the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF, I have executed this Solvency Certificate on the date first written above.

By:
	Name:	[●]
	Title:	[Chief Financial Officer/equivalent officer]

C-I-2

Schedule I

Consolidated EBITDA

“Consolidated EBITDA2” means, for any period of four (4) consecutive Fiscal Quarters of the Parent (a “Measurement Period”), in each case for the Parent and its Subsidiaries on a consolidated basis in accordance with GAAP for such period, the sum of Net Income3 of the Parent and its Subsidiaries for such period plus (other than with respect to clauses (i), (n), (o), (p), (q) and (r)) to the extent deducted in determining Net Income of the Parent and its Subsidiaries for such period, the sum (in each case and taken together without duplication) of amounts attributable to the following (provided that the amount to be added to Net Income pursuant to clauses (i)(y), (q) and (r) below shall not, in the aggregate, exceed 30% of Consolidated EBITDA (calculated after giving effect to such addbacks) for such Measurement Period):

(a) amortization;

(b) income Tax expense (net of any Tax benefit received or realized);

(c) Interest Expense;

(d) depreciation of assets;

(e) permitted Management Fees paid during such Measurement Period in accordance with Section [ ];

(f) other non-cash charges reducing Net Income for any such Measurement Period (excluding any such non-cash charge to the extent representing an accrual or reserve for potential cash charges in any future period or amortization of a prepaid cash charge or a write down of accounts receivable (or equivalent) or inventory that was, in either case, paid in a prior period);

(g) purchase accounting adjustments, including non-cash adjustments in accordance with GAAP purchase accounting rules under FASB Statement No. 141R and EITF Issue No. 01-3 (or similar rules);

(h) unusual or non-recurring costs, charges and other expenses, including severance costs and expenses (including employer Taxes associated with severance) and net of Tax benefits, out-of-pocket deferred compensation, signing bonuses, retention bonuses, costs and expenses, recruiting and relocation costs and expenses, integration costs and expenses, business optimization costs and expenses, information technology upgrades, transition costs and expenses, costs and expenses incurred in connection with any nonrecurring strategic initiatives and intellectual property development, costs and expenses relating to enhanced accounting functions or other operational changes, expenses related to any litigation or non-recurring legal expenses, and any related additional one-time costs or expenses incurred, in an aggregate amount not to exceed $10,000,000 during such Measurement Period; for the avoidance of doubt, this provision will not be duplicative with McKinsey Pro Forma Synergies and any Specific Litigation4 related expense or settlement shall be uncapped;

(i) (x) cost-savings and cost-synergies related to (i) the Transactions5 and (ii) Permitted Acquisitions consummated during such Measurement Period, such savings and synergies in each case to be reasonably achievable within a period of twelve (12) months following consummation of any such Permitted Acquisition and, in the case of clause (x)(ii), not to exceed $5,000,000 in the aggregate during such Measurement Period, and (y) other cost-savings and cost-synergies actually implemented by Parent or any of its Subsidiaries (including pro forma cost-savings related to sourcing, manufacturing efficiencies, technology transfers and operating expenses) that (1) are reasonably expected to be realized within the 12- month period following such implementation, (2) are factually supportable and have been documented (in reasonable detail) and presented to the Agent in advance for its reasonable approval, and (3) net of actual amounts realized; for the avoidance of doubt, this provision will not be duplicative with McKinsey Pro Forma Synergies;

[2]	Provisions to be added to account for normal pro forma adjustments in connection with the Transactions, Permitted Acquisitions and other transactions.
[3]	Net Income definition to exclude discontinued operations consistent with GAAP.
[4]	Specific Litigation refers to intellectual property and trade secret litigation with Allergan.
[5]	To be defined to include the current acquisition and related transactions.

(j) with respect to any applicable Measurement Period, non-recurring research and development costs and expenses in each case which (x) related to the development of new product extensions, (y) are paid in cash, and (z) do not exceed $7,5000,000 in the aggregate for any such Measurement Period;

(k) out-of-pocket fees and expenses (including third party advisor fees) incurred in connection with the negotiation and consummation (whether or not actually consummated) of any acquisition, asset disposition, investment, incurrence of or repayment of or redemption of indebtedness, issuance of equity of the Borrower and any direct or indirect parent company thereof and any related documentation thereof, including any amendment or other modification under the Loan Documents;

(l) with respect to the Transactions or any Permitted Acquisition occurring during such Measurement Period (x) any related severance or restructuring charges incurred in connection therewith and (y) any nonrecurring transaction costs expensed (in accordance with GAAP) by the Parent or any of its Subsidiaries, as the case may be, in connection therewith; provided that such charges and costs in connection with a Permitted Acquisition shall not exceed $5,000,000 in the aggregate for any Measurement Period;

(m) compensation and expense reimbursements for travel expenses and fees paid to directors and board observers in an aggregate amount not to exceed $500,000 in any Fiscal Year;

(n) with respect to any Contract Manufacturing Agreement, an amount equal to pro forma profitability resulting therefrom (calculated on the basis of average trailing three month profitability) as if such contract had been entered into as of the first day of the twelve (12) month period ending on last day of the Measurement Period during which such Contract Manufacturing Agreement became effective, less actual profitability for such period; provided that (i) as of any applicable Measurement Period, no Contract Manufacturing Agreement shall be eligible for treatment under this clause (m) unless it is in full force and effect and operational as of the last day of such Measurement Period, (ii) the pro forma profitability amount to be included pursuant to this clause (m) for any Measurement Period shall be subject to the prior approval of the Agent, acting reasonably and in good faith, and (iii) no such pro forma profitability amount applied for a Measurement Period pursuant to this clause (m) shall be carried forward to any future Measurement Period;

(o) reconciliations and due diligence adjustments as identified by the Alvarez & Marsal Quality of Earnings Report6 issued July 2024 for the historical period as of June 30, 2024;

(p) with respect to the Transaction contemplated herein, McKinsey Pro Forma Synergies7, which include pro forma “run rate” cost savings, operating expense reductions, cost to achieve expenses, and other synergies (in each case, net of amounts actually realized) that are reasonably identifiable and projected by the Borrower in good faith to result from actions that (x) have been taken and are documented by the Borrower, or (y) are expected to be actioned (in the good faith determination of the Borrower and consistent with the McKinsey Pro Forma Synergies) within 24 months after the Closing Date, which are not duplicative of other cost reduction or synergies contemplated herein;

(q) with respect to the Transaction, pro forma adjustment for cost saving initiatives identified related to Project Clover & Project Orange8, but yet to be achieved, less any cash cost savings realized in the Measurement Period, which shall not extend beyond the second quarter of fiscal year 2025;

[6]	Financial Quality of Earnings report prepared by Alvarez & Marsal Transaction Advisory Group, LLC (“A&M”) solely for the use of financial due diligence in the Transaction.
[7]

McKinsey Pro Forma Synergies defined as the total pro forma synergies identified in McKinsey & Company’s commercial due diligence analysis totaling approximately $113 million of identified cost savings and synergies.

[8]

Project Clover and Project Orange refer to cost saving, and avoidance measures actioned in fiscal year 2024 as outline by the Company in their Quarterly Business Reviews for the first and second quarter 2024 and as made available during due diligence.

(r) pro forma adjustment for cost savings to be realized from standard cost per unit savings in the transfer of the manufacturing of DaxibotulinumtoxinA-lanm from Ajinomoto9 to PCI10, calculated as the absolute value of the number of units produced at Ajinomoto less the number of commercial units produced at PCI, multiplied by the standard cost per unit at Ajinomoto less the blended standard cost per unit at PCI as identified and consistent with the Alvarez & Marsal Quality of Earnings Report;

Notwithstanding anything to the contrary contained herein, for each of the calendar months set forth below, (a) Consolidated EBITDA shall be deemed to be the corresponding amount set forth below for purposes of making any financial covenant calculation or determine compliance with any condition or covenant that includes any such fiscal months:

Fiscal Month	Consolidated EBITDA
January 31, 2024	$9,135,505
February 29, 2024	$9,135,505
March 31, 2024	$9,135,505
April 30, 2024	$8,129,098
May 31, 2024	$8,129,098
June 30, 2024	$8,129,098
July 31, 2024	$8,795,167
August 31, 2024	$8,795,167
September 30, 2024	$8,795,167
October 31, 2024	$13,063,676
November 30, 2024	$13,063,676
December 31, 2024	$13,063,676

[9]	Ajinomoto Bio-Pharma Services, a current manufacturer of DaxibotulinumtoxinA-lanm.
[10]	PCI Pharma Services, a biopharmaceutical manufacturer currently anticipated to begin the manufacturing of DaxibotulinumtoxinA-lanm for the Company in fiscal year 2026.